Filed Pursuant to Rule 433
Registration No. 333-168324
August 5, 2010
Ferro Corporation
Pricing Term Sheet
7.875% Senior Notes Due 2018

Issuer:	Ferro Corporation

Size:	$250 million aggregate principal amount of 7.875% Senior Notes due 2018

Maturity:	August 15, 2018

Coupon:	7.875%

Price to Public:	100.000%

Yield to Maturity:	7.875%

Spread to Benchmark Treasury:	T+ 541 basis points

Benchmark Treasury:	UST 4.000% due August 15, 2018

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2011

Record Dates:	February 1 and August 1

Make-Whole Call:	At any time at a discount rate of Treasury plus 50 basis points

Optional Redemption:	On or after August 15, 2014, the Company may redeem some or all of the notes at the following redemption prices:
August 15, 2014: 103.938%
August 15, 2015: 101.969%
August 15, 2016 and thereafter: 100.000%

Equity Clawback:	Prior to August 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.875%.

Trade Date:	August 5, 2010

Settlement:	T + 13; August 24, 2010

CUSIP / ISIN:	315405 AM2 / US315405AM23

Gross Spread:	2.00%

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (25%)
J.P. Morgan Securities Inc. (22.5%)
Banc of America Securities LLC (22.5%)
Citigroup Global Markets Inc. (14%)

Co-Managers:	PNC Capital Markets LLC (5.5%)
KeyBanc Capital Markets Inc. (4.5%)
Fifth Third Securities, Inc. (3%)
RBS Securities Inc. (3%)
Tender Offer; Use of Proceeds. On July 27, 2010, we commenced an offer to purchase any and all of our outstanding 6.50% convertible senior notes due 2013. We intend to amend the tender offer to be conditioned upon (a) completion of this offering and (b) our entry into a new credit facility and the availability of funds thereunder. We intend to use a portion of the net proceeds from this offering to repay all of the remaining term loans and revolving borrowings outstanding under our existing credit facility. If the tender offer is consummated, the remaining net proceeds from this offering will be used, along with borrowings under the new credit facility, to repurchase all the convertible notes that are tendered and not validly withdrawn pursuant to the tender offer, including the payment of all accrued and unpaid interest on the convertible notes and all premiums and transaction expenses associated therewith. If this offering is consummated prior to the purchase of our convertible notes pursuant to the tender offer, upon repayment of the remaining term loans and revolving borrowings outstanding under our existing credit facility, such remaining net proceeds from this offering will be temporarily held as cash and cash equivalents. If the tender offer is not consummated, the remaining net proceeds from this offering will be used for general corporate purposes.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.
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